October 12, 2007

52 (81) 8114-0000

Mr. Larry Spirgel
Assistant Director

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E., Office 3536, Mail Stop 3561

Washington, D.C. 20549

Re:	Axtel, S.A.B. de C.V.
Form 20-F for the year ended December 31, 2006
File No. 333-114196

Dear Mr. Spirgel:

This letter supplements our letter of September 26, 2007.  Axtel, S.A.B. de C.V.  (the Company) acknowledges, in connection with responding to the Staffs comment on the captioned Report on Form 20-F, that the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the Company may not assert any staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to telephone me at 52 (81) 8114-0000.

Sincerely,

/s/ Jose Antonio Velasco
Jose Antonio Velasco